UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

                                                (Mark One)

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended           December 31, 2008

OR

          [ ]       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ___________________

Commission file number 1-9305

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

STIFEL, NICOLAUS PROFIT SHARING 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

STIFEL FINANCIAL CORP.
One Financial Plaza
501 N. Broadway
St. Louis, Missouri 63102-2188

Issuer's telephone number, including area code                    314-342-2000

Stifel, Nicolaus Profit Sharing 401(k) Plan
EIN 43-0538770 PN 001
Accountants' Report and Financial Statements
December 31, 2008 and 2007

Stifel, Nicolaus Profit Sharing 401(k) Plan
December 31, 2008 and 2007

Contents
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental Schedules
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions	10
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	11

Report of Independent Registered Public Accounting Firm

Administrative Committee
Stifel, Nicolaus Profit Sharing 401(k) Plan
St. Louis, Missouri

We have audited the accompanying statements of net assets available for benefits of Stifel, Nicolaus Profit Sharing 401(k) Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Stifel, Nicolaus Profit Sharing 401(k) Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3, in 2008 the Plan changed its method of accounting for fair value measurements in accordance with Statement of Financial Accounting Standards No. 157.

The accompanying supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statement taken as a whole.

/s/ BKD, LLP

St. Louis, Missouri
June 25, 2009

Federal Employer Identification Number:  44-0160260

Stifel, Nicolaus Profit Sharing 401(k) Plan
Statements of Net Assets Available for Benefits
As of December 31, 2008 and 2007

	December 31,
	2008	2007
Investments, at fair value	$ 144,402,814	$ 110,198,167
Contributions receivable:
Participants	226,579	198,407
Employer	22,399	14,885
Total contributions receivable	248,978	213,292
Net assets available for benefits	$ 144,651,792	$ 110,411,459

See Accompanying Notes to Financial Statements

Stifel, Nicolaus Profit Sharing 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2008 and 2007

	Year Ended December 31,
	2008	2007
Additions
Interest and dividends	$ 3,048,352	$ 1,950,660
Net (depreciation)/appreciation in fair value of investments	(43,003,180)	7,603,147
Net investment (loss)/income	(39,954,828)	9,553,807
Contributions:
Participants	20,553,473	13,992,439
Employer	2,892,406	1,492,567
Rollovers	2,256,101	2,544,156
Plan mergers	62,240,178	--
Total contributions	87,942,158	18,029,162
Total additions, net	47,987,330	27,582,969
Deductions
Benefits paid to participants	13,731,184	9,743,625
Administrative expenses	15,813	9,956
Total deductions	13,746,997	9,753,581
Net increase	34,240,333	17,829,388
Net assets available for benefits at beginning of year	110,411,459	92,582,071
Net assets available for benefits at end of year	$ 144,651,792	$ 110,411,459

See Accompanying Notes to Financial Statements

Stifel, Nicolaus Profit Sharing 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007

Note 1: Description of the Plan

The following description of the Stifel, Nicolaus Profit Sharing 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan sponsored by Stifel, Nicolaus & Company, Incorporated and affiliates (the "Company") for the benefit of its employees who meet the eligibility provisions of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by the Administrative Committee, whose members are appointed by the Company's Board of Directors. Prudential Retirement Insurance and Annuity Company ("Trustee") is a fiduciary of the Plan and also serves as the record keeper to maintain the individual accounts of each Plan participant.

Contributions

Each year, participants may contribute up to 100% of their eligible compensation as defined by the Plan document. Annual participation amounts are limited to $15,500 of salary deferrals for the year ended December 31, 2008 ($20,500 for participants 50 year old and older), as determined by the Internal Revenue Service. For the years ended December 31, 2008 and 2007, the Board elected to match 50% of the first $2,000 contributed by each participant. The Company has the right, under the Plan, to discontinue or modify its matching contributions at any time.

In addition, each year the Company may make a discretionary contribution based on profitability. Discretionary contributions are allocated to the participants employed on the last day of the Plan year on the basis of participants' compensation. There were no discretionary contributions in 2008 or 2007.

On February 28, 2007, Stifel Financial Corp. (the "Parent") completed its acquisition of Ryan Beck and Company, Inc.  During 2008, $62,240,178 of assets were transferred from the Ryan Beck and Company, Inc. Employees' Profit Sharing & 401(k) Savings Plan into the Plan and are included in the Plan Mergers within the statement of changes in net assets available for benefits.

Participant Investment Account Options

Participants direct the investment of their contributions and the Company's matching contributions into various investment account options offered by the Plan. The Plan currently offers investments in common stock of the Parent, various pooled separate accounts, mutual funds, a guaranteed account, and a self-directed brokerage accounts. Each participant has the option of directing their contributions into any of the separate investment accounts and may change the allocation daily.

Participant Accounts

Each participant's account is credited with the participant's and the Company's contributions and allocations of plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. All amounts in participant accounts are participant directed.

Vesting

All elective contributions made by participants and earnings on those contributions are 100% vested at all times. Vesting in the Company's contributions plus earnings thereon is based on years of service. A participant is fully vested after three years of service. Participants forfeit the nonvested portion of their accounts in the Plan upon termination of employment with the Company. Forfeited balances of terminated participants' nonvested accounts may be used at the Company's discretion, as outlined in the Plan, to reduce its matching contribution obligations and then, to the extent any forfeitures remain, reallocated to participants' accounts.

Payment of Benefits

Upon termination of service, an employee may elect to receive a lump-sum amount equal to the vested value of their account, net of any outstanding loan balance. Upon death, a participant's account is paid in a lump sum to the designated beneficiary.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms may not exceed five years unless the loan is used to purchase a participant's principal residence, in which case repayment terms may not exceed ten years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing lending rates determined by the Administrative Committee. Principal and interest is paid ratably through payroll deductions.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right, under provisions of the Plan, to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 2: Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Fair Value Measurements

On January 1, 2008, the Plan adopted Financial Accounting Standards Board ("FASB") Statement No. 157, Fair Value Measurements and subsequently adopted certain related FASB staff positions. Refer to Note 3 for disclosures provided for fair value measurements of plan investments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Pooled separate accounts are valued at estimated fair value as provided by the Trustee. The mutual funds, common stock and self-directed brokerage accounts are stated at fair value based upon quoted market prices. The Prudential Guaranteed Income Account is valued at contract value which equals fair value. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The Plan offers a fully-benefit responsive investment contract with Prudential as an investment option to Plan participants. Prudential maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Prudential. Contract value represents contributions made by participants, plus interest at a specified rate determined semiannually. There is no market value adjustment upon discontinuance of a contract and no specific securities in the general account that back the liabilities of these contracts. As there are no known cash flows that could be discounted, the fair value for these contracts is equal to the contract value.

There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The stated rate of return of the contract was 3.80% and 3.65% for the years ended December 31, 2008 and 2007, respectively.

Income Tax Status

The Plan has not obtained or requested a determination letter from the Internal Revenue Service. However, the plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Stock Dividend

On May 12, 2008, the Board of Directors of the Parent approved a 50% stock dividend, in the form of a three-for-two stock split, of the Parent's common stock payable on June 12, 2008 to stockholders of record as of May 29, 2008. Share data, for all periods presented, have been adjusted to give effect to this stock split.

Note 3: Fair Value Measurements

On January 1, 2008, the Plan adopted FASB Statement No. 157, Fair Value Measurements ("SFAS 157"), which defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

SFAS 157 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  SFAS 157 establishes three levels of inputs that may be used to measure fair value:

Level 1 - quoted prices in active markets for identical assets or liabilities;

Level 2 - inputs other than Level 1 that are observable, either directly or indirectly, such as quoted market prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

Level 3 - unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2008:

	Fair Value Measurements at Reporting Date Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common/collective trust fund	$ --	$ --	$ 28,311,207	$ 28,311,207
Self-directed brokerage accounts	7,738,517	--	--	7,738,517
Common stocks	26,097,711	--	--	26,097,711
Pooled separate accounts	--	35,067,773	--	35,067,773
Mutual funds	43,803,537	--	--	43,803,537
Participant loans	--	--	3,384,069	3,384,069
Total investments measured at fair value	$ 77,639,765	$ 35,067,773	$ 31,695,276	$ 144,402,814

The Plan's valuation methodology used to measure the fair values of the self-directed brokerage accounts, pooled separate accounts, common stock and mutual funds were derived from quoted market prices as substantially all of these instruments have active markets. The valuation techniques used to measure fair value of participant loans above, all of which mature by the end of 2017 and are secured by vested account balances of borrowing participants, were derived using a discounted cash flow model with inputs derived from unobservable market data. The participant loans are included at their carrying values, in the statements of net assets available for benefits, which approximated their fair values at December 31, 2008. The valuation techniques used to measure fair value of common/collective trust fund were derived from deposits made to the contract by participants, plus earnings at guaranteed crediting rates, less withdrawals and fees.  The inputs used to estimate the fair value of the common/collective trust fund were derived from unobservable market data.

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2008.

	Participant loans	Common/collective trust fund
Balance as of January 1, 2008	$ 2,807,269	$ 12,960,509
Issuances, repayments and settlements, net	576,800	15,350,698
Balance as of December 31, 2008	$ 3,384,069	$ 28,311,207

Note 4: Investments

The fair values of individual investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 2008 and 2007 were:

December 31,
	2008	2007
Stifel Financial Corp. Common Stock	$ 26,097,711	$ 19,095,131
Fidelity Contrafund	$ 9,219,758	*
American Investment Company of America	$ 7,679,657	$ 11,751,161
Growth Fund of America-R5	$ 7,560,909	$ 6,682,559
TimesSquare Small Cap Growth	*	$ 8,003,719
Wellington Large Cap Value	*	$ 7,194,928
LSV Asset Management International Value	*	$ 7,814,547
Prudential Guaranteed Income Account	$ 28,311,207	$ 12,960,509

                                                                                      * not a 5% investment in respective year

For the year ended December 31, 2008 and 2007, the Plan's investments, including investments purchased and sold, as well as held during the year, (depreciated) appreciated in fair value as follows:

	Net Realized and Unrealized Depreciation in Fair Value of Investments
	2008	2007
Mutual funds	$ (25,452,506)	$ (85,967)
Stifel Financial Corp. common stock	7,572,277	4,731,120
Self-directed brokerage accounts	(4,279,737)	639,975
Pooled separate accounts	(20,843,214)	2,318,019
	$ (43,003,180)	$ 7,603,147

Note 5: Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, a person who owns 50% or more of such an employer or relatives of such persons.

As noted in Note 1 above, Prudential Retirement Insurance and Annuity Company is a fiduciary of the Plan and also serves as the record keeper to maintain the individual accounts of each participant.

Active participants can purchase the common stock of the Parent from their existing account balances. At December 31, 2008 and 2007, participants held 569,198 and 544,848 shares, respectively.

The Plan invests in certain funds of the Trustee. The Plan paid $15,813 and $9,956 of record keeping fees to the Trustee during 2008 and 2007, respectively. The Company provides certain administrative services at no cost to the Plan and pays certain accounting and auditing fees related to the Plan.

Note 6: Risks and Uncertainties

The Plan provides for various investment options in common stock, registered investment companies (mutual funds), and short-term investments. The Plan's exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. During the year ended December 31, 2008, net depreciation in fair value of investments totaled $43,003,180 due to a significant amount of market volatility that was, in part, a result of a general decline in global economic conditions. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Supplemental Schedules

Stifel, Nicolaus Profit Sharing 401(k) Plan
EIN 43-0538770  PN 001
Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions
Year Ended December 31, 2008

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
$3,856	$3,856

Stifel, Nicolaus Profit Sharing 401(k) Plan
EIN 43-0538770  PN 001
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	Prudential Retirement Insurance and Annuity Company Pooled Separate Accounts:
*	Artisan International Growth	251,047 shares	$ 2,457,837
*	Artisan Mid Cap Growth	392,264 shares	3,260,129
*	Dryden S&P 500(R) Index Fund	77,319 shares	4,368,253
*	GSAM High Grade Bond	226,110 shares	3,623,297
*	LSV Asset Management International Value	436,811 shares	3,596,016
*	Mellon Capital Small Cap Value	166,815 shares	2,792,336
*	TimesSquare Small Cap Growth	339,500 shares	6,356,725
*	Wellington Large Cap Growth	383,940 shares	1,962,617
*	Wellington Large Cap Value	517,988 shares	4,678,081
*	Wellington Mid Cap Value	148,682 shares	1,972,482

*	Prudential Guaranteed Income Account	3.8%	28,311,207

*	Stifel Financial Corp. Common Stock	569,198 shares	26,097,711

	Mutual Funds:
	Alger Mid Cap Growth Institutional	148,127 shares	1,167,241
	American Bond Fund	248,650 shares	2,675,476
	American Euro Pac Growth	83,408 shares	2,331,242
	American Investment Company of America	366,571 shares	7,679,657
	Davis NY Venture A	154,358 shares	3,681,429
	Fidelity Contrafund	203,707 shares	9,219,758
	Growth Fund of America - R5	369,907 shares	7,560,909
	Lord Abbett Mid Cap Value A	158,442 shares	1,652,548
	Lord Abbett Small Cap Value	130,820 shares	2,509,124
	Oakmark Equity and Income Fund	104,114 shares	2,244,695
	Oppenheimer Developing Markets	107,357 shares	1,705,903
	Oppenheimer Global Fund A	35,934 shares	1,375,555

	Self-Directed Brokerage Accounts	7,738,517 shares	7,738,517

*	Participant Loans	5.0% - 10.0%, maturing through 2017	3,384,069
	Total investments, at fair value		$ 144,402,814

                                                                       *   Indicates a party-interest to the Plan.

                                                                       Column (d), cost, has been omitted, as all investments are participant directed.

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Stifel, Nicolaus Profit Sharing 401(k) Plan
(Name of Plan)
Date: June 29, 2009	By: /s/ Bernard N. Burkemper
Bernard N. Burkemper (Senior Vice-President / Review Committee)

STIFEL FINANCIAL CORP. AND SUBSIDIARIES
EXHIBIT INDEX

December 31, 2008

Exhibit Number	Description
23.1	Consent of BKD, LLP